Filed by Banc of California, Inc.
(Commission File No. 001-35522)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Pacific Mercantile Bancorp
(Commission File No. 000-30777)
Banc of California Reports First Quarter 2021 Financial Results

SANTA ANA, Calif., (April 22, 2021) — Banc of California, Inc. (NYSE: BANC) today reported net income of $14.4 million and net income available to common stockholders for the first quarter of 2021 of $7.8 million, or diluted earnings per common share of $0.15.
Highlights for the first quarter included:
•Return on average assets of 0.74%
•Average cost of total deposits of 0.28%, an 8 basis point decrease from the prior quarter, and period-end total cost of deposits of 0.24%
•Noninterest-bearing deposit balances represented 28% of total deposits at March 31, 2021, up from 23% a year earlier
•Allowance for credit losses at 1.43% of total loans and 148% of non-performing loans
•Total deferrals/forbearances declined to $108.7 million at March 31, 2021 from $251.9 million at December 31, 2020
•Common Equity Tier 1 capital at 11.50%
•Entered into an agreement and plan of merger with Pacific Mercantile Bancorp, a commercial bank headquartered in Costa Mesa, California with total assets of $1.6 billion at December 31, 2020
•Redemption of all Series D Preferred Stock for total consideration of $93.3 million
Jared Wolff, President & CEO of Banc of California, commented, “Our first quarter results reflected solid core operating performance and execution on the strategies that are enhancing the value of our franchise. We continued to grow average loans and earning assets, improve our deposit mix, reduce our cost of deposits, and maintain disciplined expense control. Certain non- core items in the quarter masked some of these results but, adjusted for these items, our quarterly results were very good.”
Mr. Wolff continued, “Strong loan production helped to offset runoff in certain legacy areas of our portfolio. Our loan pipeline is steadily building which should support continued loan and earning asset growth through the year, assuming economic trends continue. During the first quarter, we also announced that we entered into a definitive agreement to acquire Pacific Mercantile Bancorp. The transaction is currently on track to close during the third quarter of 2021 and both organizations are excited about the opportunities to leverage the collective strengths of the combined company, and to realize the earnings accretion and other benefits that will further accelerate profitability.”
Lynn Hopkins, Chief Financial Officer of Banc of California, said, “Given the high level of reserves we built during 2020 and improving economic forecasts, we had a small reserve release in the first quarter, and our allowance for credit losses to total loans ratio was unchanged from the prior quarter. We continued to see a significant decline in loan deferrals during the first quarter, although non-performing loans increased due to the downgrade of well-secured single family residential loans. We are pleased we were able to redeem our Series D Preferred Stock during the first quarter, which we expect to be accretive to our earnings per share going forward. With the improvement we are seeing in our financial performance and strong capital ratios, we remain well positioned to redeem our Series E Preferred Stock late in 2021 or in early 2022, which we expect will provide additional earnings accretion.”
Ms. Hopkins continued, “Our net income available to common stockholders and earnings per share in the first quarter included $3.6 million in pre-tax losses on alternative energy investment partnership investments, $1.4 million in pre-tax merger-related and indemnified professional fees, $3.4 million in Series D preferred stock redemption expense, and $2.1 million in tax benefits related to the exercise of all previously issued outstanding stock appreciation rights. Excluding these items, net of a more normalized effective tax rate of 25%, our adjusted net income available to common stockholders for the quarter would have been $12.9 million or $0.25 per diluted share.”

Income Statement Highlights

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	($ in thousands)
Total interest and dividend income	$68,618	$73,530	$69,666	$72,697	$74,714
Total interest expense	10,702	11,967	13,811	17,382	22,853
Net interest income	57,916	61,563	55,855	55,315	51,861
Total noninterest income	4,381	6,975	3,954	5,528	2,061
Total revenue	62,297	68,538	59,809	60,843	53,922
Total noninterest expense	46,735	38,950	40,394	72,770	46,919
Pre-tax / pre-provision income (loss)	15,562	29,588	19,415	(11,927)	7,003
(Reversal of) provision for credit losses	(1,107)	991	1,141	11,826	15,761
Income tax expense (benefit)	2,294	6,894	2,361	(5,304)	(2,165)
Net income (loss)	$14,375	$21,703	$15,913	$(18,449)	$(6,593)

Net income (loss) available to common stockholders(1)	$7,825	$17,706	$12,084	$(21,936)	$(9,694)
(1)Balance represents the net income (loss) available to common stockholders after subtracting preferred stock dividends, income allocated to participating securities, participating securities dividends, and impact of preferred stock redemption from net income (loss). Refer to the Statements of Operations for additional detail on these amounts.
Net interest income
Q1-2021 vs Q4-2020
Net interest income decreased $3.6 million to $57.9 million for the first quarter due to lower prepayment fees, higher net nonaccrual interest reversal, lower amortized fee income from PPP loan forgiveness, and 2 less days in the current quarter, offset by higher average interest-earning assets and lower interest expense. Compared to the prior quarter, average interest-earning assets increased by $110.0 million to $7.36 billion, including higher average loans of $39.1 million and higher other interest-earning assets of $74.1 million.
The net interest margin decreased 19 basis points to 3.19% for the first quarter of 2021 from 3.38% for the fourth quarter of 2020 as the average earning-assets yield decreased 26 basis points and the average cost of total funding decreased 7 basis points. The yield on average interest-earning assets decreased to 3.78% for the first quarter from 4.04% for the fourth quarter due mostly to lower loan yields. The average yield on loans decreased 28 basis points to 4.30% during the first quarter due to impact of lower prepayment penalty fees, higher net reversal of nonaccrual loan interest, and lower amortized fees from PPP loan forgiveness; these items increased the first quarter loan yield by 13 basis points and the fourth quarter loan yield by 34 basis points. The average yield on securities remained flat at 2.13% between quarters. The average yield on our collateralized loan obligations (CLOs) decreased 3 basis points to 1.91% for the first quarter from 1.94% for the fourth quarter as these securities reprice quarterly.
The average cost of total funding decreased 7 basis points to 0.63% for the first quarter from 0.70% for the fourth quarter. This decrease was driven by the lower average cost of interest-bearing liabilities and improved funding mix, including higher average noninterest-bearing deposits during the first quarter. During the first quarter, average deposits increased $164.2 million, consisting of higher average noninterest-bearing deposits of $205.1 million and lower average interest-bearing deposits of $40.9 million. Average Federal Home Loan Bank (FHLB) advances decreased $87.7 million primarily due to maturities of $105.0 million in advances during the prior quarter. The average cost of interest-bearing liabilities decreased 6 basis points to 0.83% for the first quarter of 2021 from 0.89% for the fourth quarter of 2020 due to actively managing down the cost of interest-bearing deposits into the current rate environment. The average cost of interest-bearing deposits declined 9 basis points to 0.38% for the first quarter from 0.47% for the prior quarter. Additionally, average noninterest-bearing deposits represented 27% of total average deposits for the first quarter compared to 24% of total average deposits for the fourth quarter. The average cost of total deposits decreased 8 basis points to 0.28% for the first quarter. The spot rate of total deposits at the end of the first quarter of 2021 was 0.24%.

Provision for credit losses
Q1-2021 vs Q4-2020
The provision for credit losses was a reversal of $1.1 million for the first quarter, compared to a provision for credit losses of $1.0 million for the fourth quarter. The first quarter reversal of credit losses was due primarily to improvements in key macro-economic forecast variables, such as unemployment and gross domestic product, consideration of credit quality metrics, and lower period end loan balances of $134.0 million.
Noninterest income
Q1-2021 vs Q4-2020
Noninterest income decreased $2.6 million, to $4.4 million for the first quarter due mostly to lower other income from legacy legal settlements for the benefit of the Company which totaled $2.8 million during the fourth quarter of 2020. Customer service fees decreased by $195 thousand due to lower loan fees of $367 thousand, offset by higher deposit activity fees of $172 thousand. The increase in deposit activity fees is attributed to higher balances and our initiative to bring our service fee schedules more in line with market.
Noninterest expense
Q1-2021 vs Q4-2020
Noninterest expense increased $7.8 million to $46.7 million for the first quarter compared to the prior quarter. The increase was primarily due to higher professional fees of $4.0 million, higher merger-related costs of $700 thousand, and higher net losses in alternative energy partnership investments of $4.3 million. Professional fees included indemnified legal expenses, net of recoveries, of $721 thousand in the first quarter compared to net recoveries of $4.2 million during the fourth quarter. These increases were offset by lower occupancy and equipment of $364 thousand due mostly to lower rent and other facility-related expenses and a $566 thousand decrease in all other expense. The fourth quarter all other expenses included the write-off of capitalized software costs of $336 thousand; there were no similar charges in the first quarter. Total operating costs, defined as noninterest expense adjusted for certain non-core items (refer to section Non-GAAP Measures), decreased $2.3 million to $41.7 million for the first quarter compared to $44.0 million for the prior quarter primarily due to lower professional fees, occupancy and equipment, and other expenses.
Income taxes
Q1-2021 vs Q4-2020
Income tax expense totaled $2.3 million for the first quarter resulting in an effective tax rate of 13.8% compared to $6.9 million for the fourth quarter and an effective tax rate of 24.1%. The lower effective tax rate between quarters was due to a tax benefit resulting from the exercise of all previously issued outstanding stock appreciation rights, including a net benefit of $2.1 million in the first quarter. The effective tax rate is expected to be in the 25% to 27% range for the remaining quarters in 2021.

Balance Sheet
At March 31, 2021, total assets were $7.93 billion, which represented a linked-quarter increase of $56.1 million. The following table shows selected balance sheet line items as of the dates indicated.

						Amount Change
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	Q1-21 vs. Q4-20	Q1-21 vs. Q1-20

	($ in thousands)
Securities available-for-sale	$1,270,830	$1,231,431	$1,245,867	$1,176,029	$969,427	$39,399	$301,403
Loans held-for-investment	$5,764,401	$5,898,405	$5,678,002	$5,627,696	$5,667,464	$(134,004)	$96,937
Loans held-for-sale	$1,408	$1,413	$1,849	$19,768	$20,234	$(5)	$(18,826)
Total assets	$7,933,459	$7,877,334	$7,738,106	$7,770,138	$7,662,607	$56,125	$270,852

Noninterest-bearing deposits	$1,700,343	$1,559,248	$1,450,744	$1,391,504	$1,256,081	$141,095	$444,262
Total deposits	$6,142,042	$6,085,800	$6,032,266	$6,037,465	$5,562,838	$56,242	$579,204
Borrowings (1)	$891,546	$796,110	$733,105	$790,707	$1,151,479	$95,436	$(259,933)
Total liabilities	$7,128,766	$6,980,127	$6,863,852	$6,923,179	$6,827,605	$148,639	$301,161
Total equity	$804,693	$897,207	$874,254	$846,959	$835,002	$(92,514)	$(30,309)
(1)Represents Advances from Federal Home Loan Bank and Notes payable, net

Investments
Securities available-for-sale increased $39.4 million during the first quarter to $1.27 billion at March 31, 2021 primarily due to purchases of $52.8 million, offset by principal payments of $9.4 million and lower unrealized net gains of $3.6 million. The decrease in the unrealized net gains was due mostly to decreases in the value of mortgage-backed securities as a result of increases in longer term interest rates, offset by improved pricing of CLOs and corporate debt securities due to lower credit spreads. There were no sales of securities during the first quarter. As of March 31, 2021, our securities portfolio included $683.9 million of CLOs, $334.3 million of agency securities, $85.5 million of municipal securities, $150.3 million of corporate debt securities, and $16.7 million of SBA pool securities. The CLO portfolio, which is comprised only of AA and AAA rated securities, represented 53.8% of the total securities portfolio and the carrying value included an unrealized net loss of $3.6 million at March 31, 2021 compared to an unrealized net loss of $9.7 million at December 31, 2020.

Loans
The following table sets forth the composition, by loan category, of our loan portfolio as of the dates indicated:

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	($ in thousands)
Composition of held-for-investment loans
Commercial real estate	$839,965	$807,195	$826,683	$822,694	$810,024
Multifamily	1,258,278	1,289,820	1,476,803	1,434,071	1,466,083
Construction	169,122	176,016	197,629	212,979	227,947
Commercial and industrial	1,878,325	2,088,308	1,586,824	1,436,990	1,578,223
SBA	338,903	273,444	320,573	310,784	70,583
Total commercial loans	4,484,593	4,634,783	4,408,512	4,217,518	4,152,860
Single-family residential mortgage	1,253,251	1,230,236	1,234,479	1,370,785	1,467,375
Other consumer	26,557	33,386	35,011	39,393	47,229
Total consumer loans	1,279,808	1,263,622	1,269,490	1,410,178	1,514,604
Total gross loans	$5,764,401	$5,898,405	$5,678,002	$5,627,696	$5,667,464
Composition percentage of held-for-investment loans
Commercial real estate	14.6%	13.7%	14.6%	14.6%	14.3%
Multifamily	21.8%	21.9%	26.0%	25.5%	25.9%
Construction	2.9%	3.0%	3.5%	3.8%	4.0%
Commercial and industrial	32.6%	35.3%	28.0%	25.5%	27.9%
SBA	5.9%	4.6%	5.6%	5.5%	1.2%
Total commercial loans	77.8%	78.5%	77.7%	74.9%	73.3%
Single-family residential mortgage	21.7%	20.9%	21.7%	24.4%	25.9%
Other consumer	0.5%	0.6%	0.6%	0.7%	0.8%
Total consumer loans	22.2%	21.5%	22.3%	25.1%	26.7%
Total gross loans	100.0%	100.0%	100.0%	100.0%	100.0%
Held-for-investment loans decreased $134.0 million to $5.76 billion from the prior quarter, resulting from lower commercial and industrial (C&I) loans of $210.0 million due, in part, to decreased utilization of credit facilities and decreases in multifamily loans of $31.5 million, and construction loans of $6.9 million due to prepayment activity. The decreases were partially offset by increases in commercial real estate loans of $32.8 million and SBA loans of $65.5 million due mostly to $131.9 million in new PPP loans originated, offset by the SBA processing forgiveness requests of $62.5 million during the quarter. At March 31, 2021, SBA loans included $276.0 million of PPP loans, net of fees.
We continue to focus the real estate loan portfolio toward relationship-based multifamily, bridge, light infill construction, and commercial real estate loans. Currently, loans secured by residential real estate (single-family, multifamily, single-family construction, and credit facilities) represent approximately 66% of our total loans outstanding.

The C&I portfolio has limited exposure to certain business sectors undergoing severe stress. The C&I industry concentrations in dollars and as a percentage of total outstanding C&I loan balances are summarized below:

	March 31, 2021
	Amount	% of Portfolio
	($ in thousands)
C&I Portfolio by Industry
Finance and insurance (includes Warehouse lending)	$1,220,408	65%
Real Estate & Rental Leasing	230,781	12%
Gas Stations	68,672	4%
Healthcare	68,964	4%
Wholesale Trade	40,803	2%
Television / Motion Pictures	34,067	2%
Manufacturing	25,198	1%
Food Services	31,366	2%
Other Retail Trade	21,167	1%
Professional Services	16,993	1%
Transportation	4,773	—%
Accommodations	2,427	—%
All other	112,706	6%
Total	$1,878,325	100%

Deposits
The following table sets forth the composition of our deposits at the dates indicated.

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	($ in thousands)
Composition of deposits
Noninterest-bearing checking	$1,700,343	$1,559,248	$1,450,744	$1,391,504	$1,256,081
Interest-bearing checking	2,088,528	2,107,942	2,045,115	1,846,698	1,572,389
Money market	775,072	714,297	689,769	765,854	575,820
Savings	909,631	932,363	946,293	939,018	877,947
Non-brokered certificates of deposit	668,468	755,727	820,531	924,630	1,071,936
Brokered certificates of deposit	—	16,223	79,814	169,761	208,665
Total deposits	$6,142,042	$6,085,800	$6,032,266	$6,037,465	$5,562,838
Composition percentage of deposits
Noninterest-bearing checking	27.7%	25.6%	24.1%	23.0%	22.6%
Interest-bearing checking	34.0%	34.6%	33.9%	30.6%	28.3%
Money market	12.6%	11.7%	11.4%	12.7%	10.3%
Savings	14.8%	15.3%	15.7%	15.6%	15.8%
Non-brokered certificates of deposit	10.9%	12.4%	13.6%	15.3%	19.3%
Brokered certificates of deposit	—%	0.4%	1.3%	2.8%	3.7%
Total deposits	100.0%	100.0%	100.0%	100.0%	100.0%
Total deposits increased $56.2 million during the first quarter of 2021 to $6.14 billion due to higher noninterest-bearing checking balances of $141.1 million and money market balances of $60.8 million, offset by lower interest-bearing checking of $19.4 million, savings balances of $22.7 million, and non-brokered certificates of deposit of $87.3 million. We continue to focus on growing relationship-based deposits, strategically augmented by wholesale funding, as we actively managed down deposit costs in response to the current interest rate environment. Noninterest-bearing deposits totaled $1.70 billion and represented 27.7% of total deposits at March 31, 2021 compared to $1.56 billion, or 25.6% of total deposits, at December 31, 2020.

Debt
Advances from the FHLB increased $95.3 million, or 18%, to $635.1 million, as of March 31, 2021, due to higher overnight advances, offset by maturities of $45.0 million in term advances. At the end of the first quarter, FHLB advances included $225.0 million in overnight borrowings, $5.0 million in term advances maturing within three months, and $411.0 million maturing beyond three months with a weighted average life of 4.7 years and weighted average interest rate of 2.53%.
Equity
At March 31, 2021, total stockholders’ equity decreased by $92.5 million to $804.7 million and tangible common equity decreased by $2.3 million to $670.2 million on a linked-quarter basis. The decrease in total stockholders’ equity for the first quarter, was a result of the redemption of all remaining Series D Preferred Stock for $93.3 million, lower net accumulated other comprehensive income of $2.6 million, dividends to common and preferred stockholders of $6.2 million and the impact of vested and exercised share-based awards of $6.4 million, offset by net income of $14.4 million and share-based award compensation of $1.5 million. Tangible book value per share decreased to $13.24 as of March 31, 2021 from $13.39 at December 31, 2020.
Capital ratios remain strong with total risk-based capital at 15.87% and a tier 1 leverage ratio of 9.62%. The following table sets forth our regulatory capital ratios at March 31, 2021 and the previous four quarters. The interim capital relief related to the adoption of the current expected credit losses (CECL) accounting standard increased the Bank's leverage ratio by approximately 10 basis points at March 31, 2021.

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Capital Ratios(1)
Banc of California, Inc.
Total risk-based capital ratio	15.87%	17.01%	16.19%	16.35%	16.16%
Tier 1 risk-based capital ratio	13.17%	14.35%	14.94%	15.10%	14.91%
Common equity tier 1 capital ratio	11.50%	11.19%	11.59%	11.68%	11.58%
Tier 1 leverage ratio	9.62%	10.90%	10.79%	10.56%	11.20%
Banc of California, NA
Total risk-based capital ratio	17.82%	17.27%	18.14%	18.17%	18.21%
Tier 1 risk-based capital ratio	16.57%	16.02%	16.89%	16.92%	16.96%
Common equity tier 1 capital ratio	16.57%	16.02%	16.89%	16.92%	16.96%
Tier 1 leverage ratio	12.13%	12.19%	12.21%	11.84%	12.67%
(1)March 31, 2021 capital ratios are preliminary.

Credit Quality

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Asset quality information and ratios	($ in thousands)
Delinquent loans held-for-investment
30 to 89 days delinquent	$31,005	$13,981	$51,229	$49,810	$56,338
90+ days delinquent	30,292	17,636	31,809	45,384	28,632
Total delinquent loans	$61,297	$31,617	$83,038	$95,194	$84,970
Total delinquent loans to total loans	1.06%	0.54%	1.46%	1.69%	1.50%
Non-performing assets, excluding loans held-for-sale
Non-accrual loans	$55,920	$35,900	$66,337	$72,703	$56,471
90+ days delinquent and still accruing loans	—	728	547	—	—
Non-performing loans	55,920	36,628	66,884	72,703	56,471
Other real estate owned	—	—	—	—	—
Non-performing assets	$55,920	$36,628	$66,884	$72,703	$56,471
ALL to non-performing loans	141.90%	221.22%	135.95%	124.30%	138.55%
Non-performing loans to total loans held-for-investment	0.97%	0.62%	1.18%	1.29%	1.00%
Non-performing assets to total assets	0.70%	0.46%	0.86%	0.94%	0.74%
Troubled debt restructurings (TDRs)
Performing TDRs	$4,547	$4,733	$5,408	$5,597	$6,100
Non-performing TDRs	4,130	4,264	20,002	20,275	20,852
Total TDRs	$8,677	$8,997	$25,410	$25,872	$26,952
Total delinquent loans increased $29.7 million in the first quarter to $61.3 million at March 31, 2021, due to $39.0 million of additions, offset by $9.2 million returning to current status and $0.2 million of principal payments or payoffs. Delinquent loans included single-family residential (SFR) loans of $47.8 million, or 78% of the total delinquent balance at quarter end, and represented $24.9 million of the quarter over quarter increase. Excluding delinquent SFR loans, the remaining delinquent loans totaled $13.5 million, or 0.30% of total loans at March 31, 2021.

Non-performing loans increased $19.3 million to $55.9 million as of March 31, 2021, of which $18.1 million, or 32%, relates to loans in a current payment status. The first quarter increase was due to $22.5 million of loans placed on non-accrual status, offset by $3.2 million in cured loans and payoffs. Of the $22.5 million of loans placed on non-accrual status, $20.0 million, or 88.7%, of such loans, related to SFR loans.
At March 31, 2021, non-performing loans included (i) a legacy relationship totaling $7.3 million, or 13% of total non-performing loans, that is well-secured by a combination of commercial real estate and SFR properties with an average loan-to-value ratio of 51%, (ii) SFR loans totaling $32.4 million, or 58% of total non-performing loans, and (iii) other commercial loans of $16.1 million, or 29% of total non-performing loans.
In light of the pandemic, we provided support to clients by granting loan deferments or forbearances. The loans on deferment or forbearance status as of the dates indicated are shown below:

	March 31, 2021			December 31, 2020
	Count	Amount(1)	% of Loans in Category	Count	Amount	% of Loans in Category
	($ in thousands)
Single-family residential mortgage	47	$48,831	4%	123	$138,771	11%
All other loans	15	59,858	1%	33	113,163	2%
Total	62	$108,689	2%	156	$251,934	4%
(1)Includes loans in the process of deferment or forbearance which are not reported as delinquent.

Loans on deferment or forbearance status decreased $143.2 million, or 57%, during the first quarter of 2021. Of the balances as of March 31, 2021, all other loans include 8 commercial loans totaling $34.0 million under review and pending approval for deferral, of which 3 loans totaling $17.3 million were initial deferral requests. We continue to actively monitor and manage all lending relationships in a manner that supports our clients and protects the Bank.

Allowance for Credit Losses

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	($ in thousands)
Allowance for loan losses (ALL)
Balance at beginning of period	$81,030	$90,927	$90,370	$78,243	$57,649
Adoption of ASU 2016-13 (1)	—	—	—	—	7,609
Loans charged off	(565)	(11,520)	(1,821)	—	(2,076)
Recoveries	172	609	248	608	350
Net (charge-offs) recoveries	(393)	(10,911)	(1,573)	608	(1,726)
Provision for (reversal of) loan losses	(1,284)	1,014	2,130	11,519	14,711
Balance at end of period	$79,353	$81,030	$90,927	$90,370	$78,243
Reserve for unfunded loan commitments
Balance at beginning of period	$3,183	$3,206	$4,195	$3,888	$4,064
Adoption of ASU 2016-13 (1)	—	—	—	—	(1,226)
Provision for (reversal of) credit losses	177	(23)	(989)	307	1,050
Balance at end of period	3,360	3,183	3,206	4,195	3,888
Allowance for credit losses (ACL)	$82,713	$84,213	$94,133	$94,565	$82,131

ALL to total loans	1.38%	1.37%	1.60%	1.61%	1.38%
ACL to total loans	1.43%	1.43%	1.66%	1.68%	1.45%
ACL to total loans, excluding PPP loans	1.51%	1.48%	1.74%	1.76%	1.45%
ACL to NPLs	147.91%	229.91%	140.74%	130.07%	145.44%
Annualized net loan charge-offs (recoveries) to average total loans held-for-investment	0.03%	0.77%	0.12%	(0.04)%	0.12%

Reserve for loss on repurchased loans
Balance at beginning of period	$5,515	$5,487	$5,567	$5,601	$6,201
Initial provision for loan repurchases	—	—	11	—	—
Provision for (reversal of) provision for loan repurchases	(132)	28	(91)	(34)	(600)
Balance at end of period	$5,383	$5,515	$5,487	$5,567	$5,601
(1)Represents the impact of adopting ASU 2016-13, Financial Instruments - Credit Losses on January 1, 2020. As a result of adopting ASU 2016-13, our methodology to compute our allowance for credit losses is based on a current expected credit loss methodology, rather than the previously applied incurred loss methodology.
The allowance for expected credit losses (ACL), which includes the reserve for unfunded loan commitments, totaled $82.7 million, or 1.43% of total loans, at March 31, 2021, compared to $84.2 million, or 1.43% of total loans, at December 31, 2020. The $1.5 million decrease in the ACL was due to: (i) lower general reserves of $1.0 million from portfolio mix, (ii) net charge-offs of $393 thousand, and (iii) lower specific reserves of $58 thousand. The ACL coverage of non-performing loans was 148% at March 31, 2021 compared to 230% at December 31, 2020.

Our ACL methodology and resulting provision continues to be impacted by the current economic uncertainty and volatility caused by the COVID-19 pandemic. The ACL methodology uses a nationally recognized, third-party model that includes many assumptions based on historical and peer loss data, current loan portfolio risk profile including risk ratings, and economic forecasts including macroeconomic variables (MEVs) released by our model provider during March 2021. In contrast to the December 2020 forecasts, the March forecasts reflect a more favorable view of the economy (i.e. higher GDP growth rates and lower unemployment rates). While the forecasts are improving and the economy is showing signs of recovery with the rollout of the vaccine and additional government stimulus, there remains uncertainty regarding the ultimate impact of the pandemic and the pace of the recovery. Accordingly, our economic assumptions and the resulting ACL level and provision reflect these uncertainties. The ACL also incorporated qualitative factors to account for certain loan portfolio characteristics that are not taken into consideration by the third-party model including underlying strengths and weaknesses in the loan portfolio. As is the case with all estimates, the ACL is expected to be impacted in future periods by economic volatility, changing economic forecasts, underlying model assumptions, and asset quality metrics, all of which may be better than or worse than current estimates.

The Company will host a conference call to discuss its first quarter 2021 financial results at 10:00 a.m. Pacific Time (PT) on Thursday, April 22, 2021. Interested parties are welcome to attend the conference call by dialing (888) 317-6003, and referencing event code 3056351. A live audio webcast will also be available and the webcast link will be posted on the Company’s Investor Relations website at www.bancofcal.com/investor. The slide presentation for the call will also be available on the Company's Investor Relations website prior to the call. A replay of the call will be made available approximately one hour after the call has ended on the Company’s Investor Relations website at www.bancofcal.com/investor or by dialing (877) 344-7529 and referencing event code 10145608.

About Banc of California, Inc.
Banc of California, Inc. (NYSE: BANC) is a bank holding company with approximately $7.9 billion in assets and one wholly-owned banking subsidiary, Banc of California, N.A. (the Bank). The Bank has 36 offices including 29 full-service branches located throughout Southern California. Through our dedicated professionals, we provide customized and innovative banking and lending solutions to businesses, entrepreneurs and individuals throughout California. We help to improve the communities where we live and work, by supporting organizations that provide financial literacy and job training, small business support and affordable housing. With a commitment to service and to building enduring relationships, we provide a higher standard of banking. We look forward to helping you achieve your goals. For more information, please visit us at www.bancofcal.com.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by Banc of California, Inc. with the Securities and Exchange Commission (SEC). In addition to those, statements about the potential effects of the COVID-19 pandemic on the business, financial results and condition of Banc of California, Inc. and its subsidiaries may constitute forward-looking statements and are subject to the risk that the actual effects may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond the control of Banc of California, Inc., including the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, and the direct and indirect impact of the pandemic on Banc of California Inc. and its subsidiaries, their customers and third parties. Further, statements about the potential effects of the proposed acquisition of Pacific Mercantile Bancorp on the business, financial results and condition of Banc of California, Inc. and its subsidiaries may constitute forward-looking statements and are subject to the risk that the actual effects may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond the control of Banc of California, Inc., including (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals, financial tests or other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Banc of California Inc.’s or Pacific Mercantile Bancorp’s stock price before closing, including as a result of its financial performance prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Banc of California Inc. and Pacific Mercantile Bancorp operate; (iv) the ability to promptly and effectively integrate the businesses of Banc of California Inc. and Pacific Mercantile Bancorp; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in Banc of California Inc.’s and Pacific Mercantile Bancorp’s public filings with the SEC. You should not place undue reliance on forward-looking statements and Banc of California, Inc. undertakes no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.
Additional Information About the Merger and Where to Find It
Investors and security holders are urged to carefully review and consider each of Banc of California Inc.’s and Pacific Mercantile Bancorp’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Banc of California Inc. with the SEC may be obtained free of charge at Banc of California Inc.’s website at www.bancofcal.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Banc of California Inc. by requesting them in writing to Banc of California, Inc., 3 MacArthur Place, Santa Ana, CA 92707; Attention: Investor Relations, by submitting an email request to ir@bancofcal.com or by telephone at (855) 361-2262.

The documents filed by Pacific Mercantile Bancorp with the SEC may be obtained free of charge at Pacific Mercantile Bancorp’s website at www.pmbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pacific Mercantile Bancorp by requesting them in writing to Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, CA 92626; Attention: Investor Relations, or by telephone at 714-438-2500.

Banc of California Inc. intends to file a registration statement with the SEC, which will include a joint proxy statement of Banc of California Inc. and Pacific Mercantile Bancorp and a prospectus of Banc of California Inc., and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Banc of California Inc. and Pacific Mercantile Bancorp are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of Banc of California Inc. and Pacific Mercantile Bancorp seeking any required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Banc of California Inc. or Pacific Mercantile Bancorp by writing to the addresses provided for each company set forth in the paragraphs above.

Banc of California Inc., Pacific Mercantile Bancorp, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Banc of California Inc. and Pacific Mercantile Bancorp shareholders in favor of the approval of the transaction. Information about the directors and executive officers of Banc of California Inc. and their ownership of Banc of California Inc. common stock is set forth in the proxy statement for Banc of California Inc.’s 2021 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of Pacific Mercantile Bancorp and their ownership of Pacific Mercantile Bancorp common stock is set forth in the proxy statement for PMB’s 2020 annual meeting of shareholders, as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.

Source: Banc of California, Inc.
Investor Relations Inquiries:
Banc of California, Inc.
(855) 361-2262
Jared Wolff, (949) 385-8700
Lynn Hopkins, (949) 265-6599

Banc of California, Inc.
Consolidated Statements of Financial Condition (Unaudited)
(Dollars in thousands)

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
ASSETS
Cash and cash equivalents	$379,509	$220,819	$292,490	$420,640	$435,992
Securities available-for-sale	1,270,830	1,231,431	1,245,867	1,176,029	969,427
Loans held-for-sale	1,408	1,413	1,849	19,768	20,234
Loans held-for-investment	5,764,401	5,898,405	5,678,002	5,627,696	5,667,464
Allowance for loan losses	(79,353)	(81,030)	(90,927)	(90,370)	(78,243)
Federal Home Loan Bank and other bank stock	44,964	44,506	44,809	46,585	57,237
Servicing rights, net	1,407	1,454	1,621	1,753	2,009
Premises and equipment, net	120,071	121,520	123,812	125,247	127,379
Alternative energy partnership investments, net	23,809	27,977	27,786	26,967	27,347
Goodwill	37,144	37,144	37,144	37,144	37,144
Other intangible assets, net	2,351	2,633	2,939	3,292	3,722
Deferred income tax, net	47,877	45,957	43,744	48,288	63,849
Income tax receivable	210	1,105	10,701	13,094	7,198
Bank owned life insurance investment	112,479	111,807	111,115	110,487	110,397
Right of use assets	22,069	19,633	18,909	19,408	20,882
Other assets	184,283	192,560	188,245	184,110	190,569
Total assets	$7,933,459	$7,877,334	$7,738,106	$7,770,138	$7,662,607

LIABILITIES AND STOCKHOLDERS’ EQUITY
Noninterest-bearing deposits	$1,700,343	$1,559,248	$1,450,744	$1,391,504	$1,256,081
Interest-bearing deposits	4,441,699	4,526,552	4,581,522	4,645,961	4,306,757
Total deposits	6,142,042	6,085,800	6,032,266	6,037,465	5,562,838
Advances from Federal Home Loan Bank	635,105	539,795	559,482	617,170	978,000
Notes payable, net	256,441	256,315	173,623	173,537	173,479
Reserve for loss on repurchased loans	5,383	5,515	5,487	5,567	5,601
Lease liabilities	23,173	20,647	19,938	20,531	22,075
Accrued expenses and other liabilities	66,622	72,055	73,056	68,909	85,612
Total liabilities	7,128,766	6,980,127	6,863,852	6,923,179	6,827,605
Commitments and contingent liabilities
Preferred stock	94,956	184,878	184,878	185,037	187,687
Common stock	526	522	522	522	520
Common stock, class B non-voting non-convertible	5	5	5	5	5
Additional paid-in capital	629,844	634,704	633,409	632,117	631,125
Retained earnings	115,004	110,179	95,001	85,670	110,640
Treasury stock	(40,827)	(40,827)	(40,827)	(40,827)	(40,827)
Accumulated other comprehensive income (loss), net	5,185	7,746	1,266	(15,565)	(54,148)
Total stockholders’ equity	804,693	897,207	874,254	846,959	835,002
Total liabilities and stockholders’ equity	$7,933,459	$7,877,334	$7,738,106	$7,770,138	$7,662,607

Banc of California, Inc.
Consolidated Statements of Operations (Unaudited)
(Dollars in thousands, except per share data)

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Interest and dividend income
Loans, including fees	$61,345	$66,105	$62,019	$63,642	$65,534
Securities	6,501	6,636	6,766	7,816	7,820
Other interest-earning assets	772	789	881	1,239	1,360
Total interest and dividend income	68,618	73,530	69,666	72,697	74,714
Interest expense
Deposits	4,286	5,436	7,564	10,205	14,611
Federal Home Loan Bank advances	3,112	3,479	3,860	4,818	5,883
Notes payable and other interest-bearing liabilities	3,304	3,052	2,387	2,359	2,359
Total interest expense	10,702	11,967	13,811	17,382	22,853
Net interest income	57,916	61,563	55,855	55,315	51,861
(Reversal of) provision for credit losses	(1,107)	991	1,141	11,826	15,761
Net interest income after (reversal of) provision for credit losses	59,023	60,572	54,714	43,489	36,100
Noninterest income
Customer service fees	1,758	1,953	1,498	1,224	1,096
Loan servicing income	268	149	186	95	75
Income from bank owned life insurance	672	691	629	591	578
Net gain (loss) on sale of securities available for sale	—	—	—	2,011	—
Fair value adjustment on loans held for sale	—	36	24	25	(1,586)
Net gain (loss) on sale of loans	—	—	272	—	(27)
All other income	1,683	4,146	1,345	1,582	1,925
Total noninterest income	4,381	6,975	3,954	5,528	2,061
Noninterest expense
Salaries and employee benefits	25,719	25,836	23,277	24,260	23,436
Naming rights termination	—	—	—	26,769	—
Occupancy and equipment	7,196	7,560	7,457	7,090	7,243
Professional fees	4,022	29	5,147	4,596	5,964
Data processing	1,655	1,608	1,657	1,536	1,773
Advertising	118	171	219	1,157	1,756
Regulatory assessments	774	748	784	725	484
Reversal of loan repurchase reserves	(132)	28	(91)	(34)	(600)
Amortization of intangible assets	282	306	353	430	429
Merger-related costs	700	—	—	—	—
All other expense	2,771	3,337	3,021	6,408	4,529
Total noninterest expense before loss (gain) in alternative energy partnership investments	43,105	39,623	41,824	72,937	45,014
Loss (gain) in alternative energy partnership investments	3,630	(673)	(1,430)	(167)	1,905
Total noninterest expense	46,735	38,950	40,394	72,770	46,919
Income (loss) before income taxes	16,669	28,597	18,274	(23,753)	(8,758)
Income tax expense (benefit)	2,294	6,894	2,361	(5,304)	(2,165)
Net income (loss)	14,375	21,703	15,913	(18,449)	(6,593)
Preferred stock dividends	3,141	3,447	3,447	3,442	3,533
Income allocated to participating securities	62	456	281	—	—
Participating securities dividends	—	94	94	94	94
Impact of preferred stock redemption	3,347	—	7	(49)	(526)
Net income (loss) available to common stockholders	$7,825	$17,706	$12,084	$(21,936)	$(9,694)

Earnings (loss) per common share:
Basic	$0.16	$0.35	$0.24	$(0.44)	$(0.19)
Diluted	$0.15	$0.35	$0.24	$(0.44)	$(0.19)

Weighted average number of common shares outstanding
Basic	50,350,897	50,125,462	50,108,655	50,030,919	50,464,777
Diluted	50,750,522	50,335,271	50,190,933	50,030,919	50,464,777
Dividends declared per common share	$0.06	$0.06	$0.06	$0.06	$0.06

Banc of California, Inc.
Selected Financial Data
(Unaudited)

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Profitability and other ratios of consolidated operations
Return on average assets(1)	0.74%	1.11%	0.82%	(0.96)%	(0.35)%
Return on average equity(1)	6.56%	9.67%	7.32%	(8.69)%	(2.89)%
Return on average tangible common equity(2)	4.81%	11.02%	7.92%	(13.77)%	(5.44)%
Pre-tax pre-provision income (loss) ROAA	0.80%	1.52%	1.00%	(0.62)%	0.37%
Adjusted pre-tax pre-provision income ROAA(1)(2)	1.06%	1.25%	0.98%	0.83%	0.65%
Dividend payout ratio(3)	37.50%	17.14%	25.00%	(13.64)%	(31.58)%
Average loan yield	4.30%	4.58%	4.46%	4.48%	4.56%
Average cost of interest-bearing deposits	0.38%	0.47%	0.66%	0.93%	1.41%
Average cost of total deposits	0.28%	0.36%	0.51%	0.71%	1.11%
Net interest spread	2.95%	3.15%	2.84%	2.77%	2.56%
Net interest margin(1)	3.19%	3.38%	3.09%	3.09%	2.97%
Noninterest income to total revenue(4)	7.03%	10.18%	6.61%	9.09%	3.82%
Noninterest income to average total assets(1)	0.23%	0.36%	0.20%	0.29%	0.11%
Noninterest expense to average total assets(1)	2.41%	2.00%	2.09%	3.78%	2.50%
Adjusted noninterest expense to average total assets(1)(2)	2.15%	2.26%	2.10%	2.22%	2.30%
Efficiency ratio(2)(5)	75.02%	56.83%	67.54%	119.60%	87.01%
Adjusted efficiency ratio(2)(5)	66.91%	64.26%	68.31%	72.74%	78.07%
Average loans held-for-investment to average deposits	93.74%	95.65%	92.86%	98.51%	108.54%
Average securities available-for-sale to average total assets	15.73%	15.96%	15.49%	13.75%	12.60%
Average stockholders’ equity to average total assets	11.30%	11.49%	11.26%	11.04%	12.11%

(1)Ratios are presented on an annualized basis.
(2)The ratios are determined by methods other than in accordance with U.S. generally accepted accounting principles (GAAP). See Non-GAAP measures section for reconciliation of the calculation.
(3)The ratio is calculated by dividing dividends declared per common share by basic earnings (loss) per common share.
(4)Total revenue is equal to the sum of net interest income before provision for (reversal of) credit losses and noninterest income.
(5)The ratios are calculated by dividing noninterest expense by the sum of net interest income before provision for credit losses and noninterest income.

Banc of California, Inc.
Average Balance, Average Yield Earned, and Average Cost Paid
(Dollars in thousands)
(Unaudited)

	Three Months Ended
	March 31, 2021			December 31, 2020			September 30, 2020
	Average		Yield	Average		Yield	Average		Yield
	Balance	Interest	/ Cost	Balance	Interest	/ Cost	Balance	Interest	/ Cost
Interest-earning assets
Loans held-for-sale	$1,413	$7	2.01%	$1,564	$8	2.03%	$19,544	$139	2.83%
SFR mortgage	1,210,105	11,747	3.94%	1,224,865	12,955	4.21%	1,311,513	13,178	4.00%
Commercial real estate, multifamily, and construction	2,322,509	26,387	4.61%	2,507,950	30,371	4.82%	2,493,408	29,666	4.73%
Commercial and industrial, SBA, and lease financing	2,221,494	22,910	4.18%	1,978,684	21,984	4.42%	1,673,548	18,585	4.42%
Other consumer	28,520	294	4.18%	31,856	787	9.83%	35,563	451	5.05%
Gross loans and leases	5,784,041	61,345	4.30%	5,744,919	66,105	4.58%	5,533,576	62,019	4.46%
Securities	1,236,138	6,501	2.13%	1,239,295	6,636	2.13%	1,190,765	6,766	2.26%
Other interest-earning assets	336,443	772	0.93%	262,363	789	1.20%	457,558	881	0.77%
Total interest-earning assets	7,356,622	68,618	3.78%	7,246,577	73,530	4.04%	7,181,899	69,666	3.86%
Allowance for loan losses	(81,111)			(83,745)			(89,679)
BOLI and noninterest-earning assets	585,441			602,165			594,885
Total assets	$7,860,952			$7,764,997			$7,687,105

Interest-bearing liabilities
Savings	$928,446	$2,013	0.88%	$937,649	$2,128	0.90%	$948,898	$2,353	0.99%
Interest-bearing checking	2,140,314	901	0.17%	2,086,146	1,131	0.22%	1,919,327	1,660	0.34%
Money market	726,079	377	0.21%	671,949	414	0.25%	681,421	645	0.38%
Certificates of deposit	720,180	995	0.56%	860,131	1,763	0.82%	1,030,829	2,906	1.12%
Total interest-bearing deposits	4,515,019	4,286	0.38%	4,555,875	5,436	0.47%	4,580,475	7,564	0.66%
FHLB advances	446,618	3,112	2.83%	534,303	3,479	2.59%	608,169	3,860	2.52%
Securities sold under repurchase agreements	—	—	—%	—	—	—%	1,309	2	0.61%
Long-term debt and other interest-bearing liabilities	260,488	3,304	5.14%	238,265	3,052	5.10%	173,911	2,385	5.46%
Total interest-bearing liabilities	5,222,125	10,702	0.83%	5,328,443	11,967	0.89%	5,363,864	13,811	1.02%
Noninterest-bearing deposits	1,653,517			1,448,422			1,357,411
Noninterest-bearing liabilities	97,136			95,567			100,424
Total liabilities	6,972,778			6,872,432			6,821,699
Total stockholders’ equity	888,174			892,565			865,406
Total liabilities and stockholders’ equity	$7,860,952			$7,764,997			$7,687,105

Net interest income/spread		$57,916	2.95%		$61,563	3.15%		$55,855	2.84%
Net interest margin			3.19%			3.38%			3.09%

Ratio of interest-earning assets to interest-bearing liabilities	141%			136%			134%
Total deposits	$6,168,536	$4,286	0.28%	$6,004,297	$5,436	0.36%	$5,937,886	$7,564	0.51%
Total funding (1)	$6,875,642	$10,702	0.63%	$6,776,865	$11,967	0.70%	$6,721,275	$13,811	0.82%

(1)Total funding is the sum of interest-bearing liabilities and noninterest-bearing deposits. The cost of total funding is calculated as annualized total interest expense divided by average total funding.

	Three Months Ended
	June 30, 2020			March 31, 2020
	Average		Yield	Average		Yield
	Balance	Interest	/ Cost	Balance	Interest	/ Cost
Interest-earning assets
Loans held-for-sale	$19,967	$155	3.12%	$22,273	$220	3.97%
SFR mortgage	1,416,358	14,187	4.03%	1,532,967	15,295	4.01%
Commercial real estate, multifamily, and construction	2,524,477	29,459	4.69%	2,564,485	30,223	4.74%
Commercial and industrial, SBA, and lease financing	1,706,120	19,392	4.57%	1,613,324	19,157	4.78%
Other consumer	40,697	449	4.44%	47,761	639	5.38%
Gross loans and leases	5,707,619	63,642	4.48%	5,780,810	65,534	4.56%
Securities	1,063,941	7,816	2.95%	952,966	7,820	3.30%
Other interest-earning assets	424,776	1,239	1.17%	297,444	1,360	1.84%
Total interest-earning assets	7,196,336	72,697	4.06%	7,031,220	74,714	4.27%
Allowance for loan losses	(78,528)			(60,470)
BOLI and noninterest-earning assets	622,398			592,192
Total assets	$7,740,206			$7,562,942

Interest-bearing liabilities
Savings	905,997	2,718	1.21%	890,830	3,296	1.49%
Interest-bearing checking	1,710,038	2,186	0.51%	1,520,922	3,728	0.99%
Money market	592,872	850	0.58%	608,926	1,760	1.16%
Certificates of deposit	1,214,939	4,451	1.47%	1,151,518	5,827	2.04%
Total interest-bearing deposits	4,423,846	10,205	0.93%	4,172,196	14,611	1.41%
FHLB advances	819,166	4,818	2.37%	1,039,055	5,883	2.28%
Securities sold under repurchase agreements	1,024	2	0.79%	—	—	—%
Long-term debt and other interest-bearing liabilities	173,977	2,357	5.45%	174,056	2,359	5.45%
Total interest-bearing liabilities	5,418,013	17,382	1.29%	5,385,307	22,853	1.71%
Noninterest-bearing deposits	1,349,735			1,133,306
Noninterest-bearing liabilities	118,208			128,282
Total liabilities	6,885,956			6,646,895
Total stockholders’ equity	854,250			916,047
Total liabilities and stockholders’ equity	$7,740,206			$7,562,942

Net interest income/spread		$55,315	2.77%		$51,861	2.56%
Net interest margin			3.09%			2.97%

Ratio of interest-earning assets to interest-bearing liabilities	133%			131%
Total deposits	$5,773,581	$10,205	0.71%	$5,305,502	$14,611	1.11%
Total funding (1)	$6,767,748	$17,382	1.03%	$6,518,613	$22,853	1.41%

(1)Total funding is the sum of interest-bearing liabilities and noninterest-bearing deposits. The cost of total funding is calculated as annualized total interest expense divided by average total funding.

Banc of California, Inc.
Consolidated Operations
Non-GAAP Measures
(Dollars in thousands, except per share data)
(Unaudited)

Under Item 10(e) of SEC Regulation S-K, public companies disclosing financial measures in filings with the SEC that are not calculated in accordance with GAAP must also disclose, along with each non-GAAP financial measure, certain additional information, including a presentation of the most directly comparable GAAP financial measure, a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure, as well as a statement of the reasons why the company's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the company's financial condition and results of operations and, to the extent material, a statement of the additional purposes, if any, for which the company's management uses the non-GAAP financial measure.
Tangible assets, tangible equity, tangible common equity, tangible equity to tangible assets, tangible common equity to tangible assets, tangible common equity per common share, return on average tangible common equity, adjusted noninterest income, adjusted noninterest expense, adjusted noninterest expense to average assets, pre-tax pre-provision (PTPP) income (loss), adjusted PTPP income (loss), PTPP income (loss) ROAA, adjusted PTPP income (loss) ROAA, efficiency ratio, adjusted efficiency ratio, adjusted net income, adjusted net income available to common stockholders, adjusted diluted earnings per share (EPS) and adjusted return on average assets (ROAA) constitute supplemental financial information determined by methods other than in accordance with GAAP. These non-GAAP measures are used by management in its analysis of the Company's performance.
Tangible assets and tangible equity are calculated by subtracting goodwill and other intangible assets from total assets and total equity. Tangible common equity is calculated by subtracting preferred stock from tangible equity. Return on average tangible common equity is computed by dividing net income (loss) available to common stockholders by average tangible common equity. Banking regulators also exclude goodwill and other intangible assets from stockholders' equity when assessing the capital adequacy of a financial institution.
PTPP income is calculated by adding net interest income and noninterest income (total revenue) and subtracting noninterest expense. Adjusted PTPP income is calculated by adding net interest income and adjusted noninterest income (adjusted total revenue) and subtracting adjusted noninterest expense. PTPP income ROAA is computed by dividing annualized PTPP income by average assets. Adjusted PTPP income ROAA is computed by dividing annualized adjusted PTPP income by average assets. Efficiency ratio is computed by dividing noninterest expense by total revenue. Adjusted efficiency ratio is computed by dividing adjusted noninterest expense by adjusted total revenue.
Adjusted net income (loss) is calculated by adjusting net income (loss) for tax-effected noninterest income and expense adjustments and the tax impact from the exercise of stock appreciation rights. Adjusted ROAA is computed by dividing annualized adjusted net income by average assets. Adjusted net income (loss) available to common shareholders is computed by removing the impact of preferred stock redemptions from adjusted net income (loss).
Management believes the presentation of these financial measures adjusting the impact of these items provides useful supplemental information that is essential to a proper understanding of the financial results and operating performance of the Company. This disclosure should not be viewed as a substitute for results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.
The following tables provide reconciliations of the non-GAAP measures with financial measures defined by GAAP.

Banc of California, Inc.
Consolidated Operations
Non-GAAP Measures, Continued
(Dollars in thousands, except per share data)
(Unaudited)

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Tangible common equity, and tangible common equity to tangible assets ratio
Total assets	$7,933,459	$7,877,334	$7,738,106	$7,770,138	$7,662,607
Less goodwill	(37,144)	(37,144)	(37,144)	(37,144)	(37,144)
Less other intangible assets	(2,351)	(2,633)	(2,939)	(3,292)	(3,722)
Tangible assets(1)	$7,893,964	$7,837,557	$7,698,023	$7,729,702	$7,621,741

Total stockholders' equity	$804,693	$897,207	$874,254	$846,959	$835,002
Less goodwill	(37,144)	(37,144)	(37,144)	(37,144)	(37,144)
Less other intangible assets	(2,351)	(2,633)	(2,939)	(3,292)	(3,722)
Tangible equity(1)	765,198	857,430	834,171	806,523	794,136
Less preferred stock	(94,956)	(184,878)	(184,878)	(185,037)	(187,687)
Tangible common equity(1)	$670,242	$672,552	$649,293	$621,486	$606,449

Total stockholders' equity to total assets	10.14%	11.39%	11.30%	10.90%	10.90%
Tangible equity to tangible assets(1)	9.69%	10.94%	10.84%	10.43%	10.42%
Tangible common equity to tangible assets(1)	8.49%	8.58%	8.43%	8.04%	7.96%

Common shares outstanding	50,150,447	49,767,489	49,760,543	49,750,958	49,593,077
Class B non-voting non-convertible common shares outstanding	477,321	477,321	477,321	477,321	477,321
Total common shares outstanding	50,627,768	50,244,810	50,237,864	50,228,279	50,070,398

Tangible common equity per common share(1)	$13.24	$13.39	$12.92	$12.37	$12.11
Book value per common share	$14.02	$14.18	$13.72	$13.18	$12.93
(1)Non-GAAP measure.

Banc of California, Inc.
Consolidated Operations
Non-GAAP Measures, Continued
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Return on tangible common equity
Average total stockholders' equity	$888,174	$892,565	$865,406	$854,250	$916,047
Less average preferred stock	(164,895)	(184,878)	(184,910)	(185,471)	(189,607)
Less average goodwill	(37,144)	(37,144)	(37,144)	(37,144)	(37,144)
Less average other intangible assets	(2,517)	(2,826)	(3,172)	(3,574)	(4,003)
Average tangible common equity(1)	$683,618	$667,717	$640,180	$628,061	$685,293

Net income (loss)	$14,375	$21,703	$15,913	$(18,449)	$(6,593)
Less preferred stock dividends and impact of preferred stock redemption	(6,488)	(3,447)	(3,454)	(3,393)	(3,007)
Add amortization of intangible assets	282	306	353	430	429
Less tax effect on amortization of intangible assets	(59)	(64)	(74)	(90)	(90)
Net income (loss) available to common stockholders(1)	$8,110	$18,498	$12,738	$(21,502)	$(9,261)

Return on average equity	6.56%	9.67%	7.32%	(8.69)%	(2.89)%
Return on average tangible common equity(1)	4.81%	11.02%	7.92%	(13.77)%	(5.44)%

Statutory Federal tax rate utilized for calculating tax effect on amortization of intangible assets	21.00%	21.00%	21.00%	21.00%	21.00%
(1)Non-GAAP measure.

Banc of California, Inc.
Consolidated Operations
Non-GAAP Measures, Continued
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Adjusted noninterest income and expense
Total noninterest income	$4,381	$6,975	$3,954	$5,528	$2,061
Noninterest income adjustments:
Net (gain) loss on securities available for sale	—	—	—	(2,011)	—
Net (gain) loss on sale of legacy SFR loans held for sale	—	—	(272)	—	—
Fair value adjustment on legacy SFR loans held for sale	—	(36)	(24)	(25)	1,586
Total noninterest income adjustments	—	(36)	(296)	(2,036)	1,586
Adjusted noninterest income(1)	$4,381	$6,939	$3,658	$3,492	$3,647

Total noninterest expense	$46,735	$38,950	$40,394	$72,770	$46,919
Noninterest expense adjustments:
Naming rights termination	—	—	—	(26,769)	—
Extinguishment of debt	—	—	—	(2,515)	—
Professional (fees) recoveries	(721)	4,398	(1,172)	(875)	(1,678)
Merger-related costs	(700)	—	—	—	—
Adjusted noninterest expense before gain (loss) in alternative energy partnership investments	(1,421)	4,398	(1,172)	(30,159)	(1,678)
Gain (loss) in alternative energy partnership investments	(3,630)	673	1,430	167	(1,905)
Total noninterest expense adjustments	(5,051)	5,071	258	(29,992)	(3,583)
Adjusted noninterest expense(1)	$41,684	$44,021	$40,652	$42,778	$43,336

Average assets	$7,860,952	$7,764,997	$7,687,105	$7,740,206	$7,562,942
Noninterest expense to average total assets	2.41%	2.00%	2.09%	3.78%	2.50%
Adjusted noninterest expense to average total assets(1)	2.15%	2.26%	2.10%	2.22%	2.30%
(1)Non-GAAP measure.

Banc of California, Inc.
Consolidated Operations
Non-GAAP Measures, Continued
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Adjusted pre-tax pre-provision income
Net interest income	$57,916	$61,563	$55,855	$55,315	$51,861
Noninterest income	4,381	6,975	3,954	5,528	2,061
Total revenue	62,297	68,538	59,809	60,843	53,922
Noninterest expense	46,735	38,950	40,394	72,770	46,919
Pre-tax pre-provision income (loss)(1)	$15,562	$29,588	$19,415	$(11,927)	$7,003

Total revenue	$62,297	$68,538	$59,809	$60,843	$53,922
Total noninterest income adjustments	—	(36)	(296)	(2,036)	1,586
Adjusted total revenue(1)	62,297	68,502	59,513	58,807	55,508

Noninterest expense	46,735	38,950	40,394	72,770	46,919
Total noninterest expense adjustments	(5,051)	5,071	258	(29,992)	(3,583)
Adjusted noninterest expense(1)	41,684	44,021	40,652	42,778	43,336
Adjusted pre-tax pre-provision income(1)	$20,613	$24,481	$18,861	$16,029	$12,172

Average assets	$7,860,952	$7,764,997	$7,687,105	$7,740,206	$7,562,942
Pre-tax pre-provision income (loss) ROAA(1)	0.80%	1.52%	1.00%	(0.62)%	0.37%
Adjusted pre-tax pre-provision income ROAA(1)	1.06%	1.25%	0.98%	0.83%	0.65%
Efficiency ratio(1)	75.02%	56.83%	67.54%	119.60%	87.01%
Adjusted efficiency ratio(1)	66.91%	64.26%	68.31%	72.74%	78.07%
(1)Non-GAAP measure.

Banc of California, Inc.
Consolidated Operations
Non-GAAP Measures, Continued
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Adjusted net income (loss)
Net income (loss)	$14,375	$21,703	$15,913	$(18,449)	$(6,593)
Adjustments, net:(1)
Noninterest income	—	27	222	1,527	(1,190)
Noninterest expense	3,788	(3,803)	(194)	22,494	2,687
Adjusted net income (loss) before tax adjustment	18,163	17,927	15,941	5,572	(5,096)
Tax adjustment: tax impact from exercise of stock appreciation rights	2,093	—	—	—	—
Adjusted net income (loss)(2)	$16,070	$17,927	$15,941	$5,572	$(5,096)

Average assets	$7,860,952	$7,764,997	$7,687,105	$7,740,206	$7,562,942
ROAA	0.74%	1.11%	0.82%	(0.96)%	(0.35)%
Adjusted ROAA(2)	0.83%	0.92%	0.82%	0.29%	(0.27)%

Adjusted net income (loss) available to common stockholders
Net income (loss) available to common stockholders	$7,825	$17,706	$12,084	$(21,936)	$(9,694)
Adjustments to net income (loss)(3)	1,695	(3,776)	28	24,021	1,497
Adjustments for impact of preferred stock redemption	3,347	—	7	(49)	(526)
Adjusted net income (loss) available to common stockholders(2)	$12,867	$13,930	$12,119	$2,036	$(8,723)

Average diluted common shares	50,750,522	50,335,271	50,190,933	50,030,919	50,464,777
Diluted EPS	$0.15	$0.35	$0.24	$(0.44)	$(0.19)
Adjusted diluted EPS(2)	$0.25	$0.28	$0.24	$0.04	$(0.17)

(1)Adjustments shown net of an effective tax rate of 25%
(2)Non-GAAP measure.
(3)Represents the difference between net income and adjusted net income